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October 4, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Donald Field
Erin Jaskot
Abe Friedman
Joel Parker

Re:	Life Time Group Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-259495)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Life Time Group Holdings, Inc. (the “Company”), and of the underwriters that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-259495) be accelerated to 3:00 p.m. Washington D.C. time on October 6, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effective date until we speak with you on that date.

Please direct any questions or comments regarding the foregoing to me at (202) 637-2258.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Howard Sobel, Latham & Watkins LLP
John Giouroukakis, Latham & Watkins LLP

Life Time Group Holdings, Inc.

2902 Corporate Place

Chanhassen, Minnesota 55317

October 4, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Erin Jaskot

Abe Friedman

Joel Parker

Re:	Life Time Group Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-259495)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Life Time Group Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-259495) be accelerated by the Securities and Exchange Commission to 3:00 p.m. Washington D.C. time on October 6, 2021 or as soon as practicable thereafter.

*    *    *    *

The Company requests that we be notified of such effectiveness by a telephone call to Jason Licht of Latham & Watkins LLP at (202) 637-2258 and that such effectiveness also be confirmed in writing.

Very truly yours,

Life Time Group Holdings, Inc.

/s/ Thomas E. Bergmann
Name: Thomas E. Bergmann
Title: Chief Financial Officer

cc: (via e-mail)

Bahram Akradi, Chief Executive Officer, Life Time Group Holdings, Inc.

Thomas E. Bergmann, Chief Financial Officer, Life Time Group Holdings, Inc.

Erik Lindseth, General Counsel, Life Time Group Holdings, Inc.

Howard Sobel, Latham & Watkins LLP

John Giouroukakis, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

October 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald Field
Erin Jaskot
Abe Friedman
Joel Parker

Re:	Life Time Group Holdings, Inc.
Registration Statement on Form S-1
Filed September 29, 2021, as amended
File No. 333-259495

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Life Time Group Holdings, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. Eastern Time on October 6, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Ryan Cunn
Name: Ryan Cunn
Title: Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Tegh Kapur
Name: Tegh Kapur
Title: Executive Director

BofA Securities, Inc.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to Underwriters Acceleration Request Letter]